Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended February 28, 2013

(Expressed in United States dollars – unaudited)

Reader’s Note:

These unaudited condensed interim consolidated financial statements for the three and nine months period ended February 28, 2013 and February 29, 2012 of Petaquilla Minerals Ltd. (the “Company”) have been prepared by management and have not been reviewed by the Company’s external auditors.

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars – unaudited)

	February 28, 2013 ($)	May 31, 2012 ($)
Assets (Note 13)
Current assets
Cash and cash equivalents	8,630,477	1,975,660
Short-term investments	340,000	340,000
Receivables, prepaids and other (Notes 4 and 7)	5,894,877	4,525,236
Inventories (Note 5)	22,314,941	15,446,317
Assets held for distribution to owners (Notes 6 and 20)	23,927,869	16,532,176
	61,108,164	38,819,389
Investments (Note 13)	2,300,000	2,300,000
Inventories (Note 5)	28,053,069	14,077,466
Other assets (Notes 7 and 15)	1,186,169	6,710,884
Exploration and evaluation assets (Note 10)	33,389,254	31,170,407
Mineral property, plant and equipment (Note 11)	96,870,085	93,173,045

Total Assets	222,906,741	186,251,191

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Notes 12 and 22)	44,943,278	44,211,407
Current portion of long-term debt (Note 13)	5,175,824	4,927,642
Current portion of other liabilities (Note 14)	2,703,891	1,396,856
Current portion of deferred revenue (Note 15)	14,685,611	14,216,977
Liabilities held for distribution to owners (Notes 6 and 20)	21,285,615	15,841,613
	88,794,219	80,594,495
Long-term debt (Note 13)	10,675,914	5,515,608
Other liabilities (Note 14)	16,328,136	5,681,936
Share purchase warrants (Note 17)	397,141	499,826
Deferred revenue (Note 15)	15,751,153	26,750,484
Derivative obligation (Note 15)	484,000	217,000
Provision for closure and reclamation (Note 16)	11,171,745	11,062,579
	143,602,308	130,321,928

Shareholders’ equity
Equity attributed to shareholders of the Company	71,627,757	48,454,407
Equity attributed to non-controlling interests	7,676,676	7,474,856
	79,304,433	55,929,263

Total liabilities and shareholders’ equity	222,906,741	186,251,191

Commitments and contingencies (Notes 23 and 25)
Subsequent events (Note 27)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in United States dollars – unaudited)

	Three months ended February 28, 2013 ($)	Three months ended February 29, 2012 ($)	Nine months ended February 28, 2013 ($)	Nine months ended February 29, 2012 ($)

Revenues (Note 20)	27,498,989	18,831,519	82,887,767	70,318,921
Costs of operations
Production costs (Notes 20 and 22)	(10,188,141)	(9,419,019)	(32,224,272)	(31,676,464)
Depreciation and depletion	(3,270,436)	(3,082,762)	(11,607,808)	(11,848,166)
	14,040,412	6,329,738	39,055,687	26,794,291
Expenses
General and administrative (Note 22)	3,787,856	2,339,269	11,120,621	7,797,162
Donations and community relations (Note 14)	413,408	(62,755)	1,166,006	747,462
Exploration and evaluation costs	3,131,931	3,477,251	7,123,981	7,673,010
Share-based payments (Notes 17 and 22)	126,319	52,429	294,466	466,727
	(7,459,514)	(5,806,194)	(19,705,074)	(16,684,361)

Earnings from operations	6,580,898	523,544	19,350,613	10,109,930

Finance income (expenses), net (Note 18)	(187,201)	(499,338)	(1,362,764)	(985,691)
Non-operating income (expenses) (Note 19)	9,373,191	4,482,350	3,108,578	9,248,767
	9,185,990	3,983,012	1,745,814	8,263,076

Net income	15,766,888	4,506,556	21,096,427	18,373,006
Net income (loss) attributed to:
Shareholders of the Company	15,808,015	4,577,330	21,174,607	16,544,827
Non-controlling interests	(41,127)	(70,774)	(78,180)	1,828,179

Other comprehensive income (loss) (Note 9)	183,686	(2,484,188)	1,827,792	(2,484,188)

Net comprehensive income	15,950,574	2,022,368	22,924,219	15,888,818
Net comprehensive income (loss) attributed to:
Shareholders of the Company	15,991,701	2,093,142	23,002,399	14,060,639
Non-controlling interests	(41,127)	(70,774)	(78,180)	1,828,179

Basic earnings per share (Note 21)	0.07	0.02	0.09	0.08
Diluted earnings per share (Note 21)	0.07	0.02	0.09	0.08

Weighted average number of common shares outstanding - basic (Note 21)	222,230,161	210,428,986	222,039,658	198,944,577
Weighted average number of common shares outstanding - diluted (Note 21)	231,651,958	215,065,874	231,471,503	203,159,893

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars – unaudited)

	Number of Common Shares	Share Capital ($)	Treasury Shares (1) ($)	Other Reserves ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	-	(148,563,397)	7,891,354	2,507,156	10,398,510
Issue of shares on acquisition of Iberian Resources Corp. (“Iberian”)	44,635,225	34,784,409	-	-	-	-	-	34,784,409	-	34,784,409
Issue of share options on acquisition of Iberian	-	-	-	1,905,969	-	-	-	1,905,969	-	1,905,969
Issue of share purchase warrants on acquisition of Iberian	-	-	-	-	785,974	-	-	785,974	-	785,974
Treasury shares on acquisition of Iberian	-	-	(8,634,926)	-	-	-	-	(8,634,926)	-	(8,634,926)
Issue of shares on exercise of share options	100,000	16,373	-	-	-	-	-	16,373	-	16,373
Reclassification of grant date fair value on exercise of stock options	-	50,107	-	(50,107)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	354,867	65,050	-	-	-	-	-	65,050	-	65,050
Reclassification of grant date fair value on exercise of share purchase warrants	-	212,361	-	-	(212,361)	-	-	-	-	-
Shares forfeited	(31,250)	(41,656)	-	15,341	-	-	-	(26,315)	-	(26,315)
Treasury shares repurchased	-	-	(440,554)	-	-	-	-	(440,554)	-	(440,554)
Share-based payments	-	-	-	466,727	-	-	-	466,727	-	466,727
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	(2,484,188)	-	(2,484,188)	-	(2,484,188)
Net income	-	-	-	-	-	-	18,373,006	16,544,827	1,828,179	18,373,006

Balance at February 29, 2012	221,488,343	175,907,870	(9,197,673)	19,172,528	2,001,889	(2,484,188)	(130,190,391)	50,874,700	4,335,335	55,210,035

(1) February 29, 2012 – 6,048,549 common shares (June 1, 2011 – 44,200 common shares)

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars – unaudited)

	Number of Common Shares	Share Capital ($)	Treasury Shares (1) ($)	Other Reserves ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(5,187,200)	(122,969,497)	48,454,407	7,474,856	55,929,263
Issue of shares on exercise of share options	366,380	43,136	-	-	-	-	-	43,136	-	43,136
Reclassification of grant date fair value on exercise of share options	-	239,434	-	(239,434)	-	-	-	-	-	-
Share-based payments	-	-	-	294,466	-	-	-	294,466	-	294,466
Cumulative translation adjustment from translation of foreign subsidiaries (Note 9)	-	-	-	-	-	1,827,792	-	1,827,792	-	1,827,792
Treasury shares repurchased	-	-	(166,651)	-	-	-	-	(166,651)	-	(166,651)
Contribution from Other Shareholders (Note 8)	-	-	-	-	-	-	280,000	-	280,000	280,000
Net income (loss)	-	-	-	-	-	-	21,096,427	21,174,607	(78,180)	21,096,427

Balance at February 28, 2013	222,230,161	176,447,923	(11,586,471)	17,393,570	2,001,889	(3,359,408)	(101,593,070)	71,627,757	7,676,676	79,304,433

(1) February 28, 2013 – 17,608,611 (June 1, 2012 – 17,248,111 common shares)

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars – unaudited)

	Nine months ended February 28, 2013 ($)	Nine months ended February 29, 2012 ($)
Cash flows from Operating Activities
Net income for the period	21,096,427	18,373,006
Items not affecting cash:
Depreciation and depletion	11,607,808	11,848,166
Depreciation included in general and administrative expenses	794,581	467,249
Share-based payments	294,466	466,727
Loss on disposal of equipment	108,107	-
Loss from equity investment	-	485,104
Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest	-	(2,146,356)
Unrealized gain on secured notes and convertible secured notes	-	(106,349)
Gain on waiver of accrued royalties (Note 14)	(13,348,341)	-
Unrealized gain on share purchase warrants	(102,685)	(7,993,958)
Unrealized loss on embedded derivatives	267,000	-
Unrealized gain on conversion obligation	(306,135)	-
Loss on settlement of forward sales agreements (Note 15)	1,752,205	-
Finance expense, net	1,060,860	792,630
Amortization of financing fee and deferred revenue	(7,809,357)	(6,475,140)
Increase in community support obligation	-	174,332
Unrealized foreign exchange gain	(7,942)	-
Change in non-cash working capital (Note 24)	(5,539,017)	151,739
Payment of community support obligation	(1,080,000)	(1,080,000)
Land lease advances (Note 14)	13,000,000	-
Cash settlement on forward sales agreements (Note 15)	(3,291,122)	-
Finance expense paid	(1,195,571)	(946,147)
Finance income received	101,803	118,481

Net cash provided by operating activities	17,403,087	14,129,484

Cash flows from Financing Activities
Proceeds from exercise of share options and warrants	43,136	81,423
Payment of finance lease obligations	(2,014,346)	(2,011,929)
Repayment of long-term debt	(485,889)	(365,782)
Proceeds from bank loans	6,260,228	3,266,683

Net cash provided by financing activities	3,803,129	970,395

Cash flows from Investing Activities
Investment in Iberian, net	-	(208,066)
Change in restricted cash	(15,099)	113,942
Purchase of investments	-	(40,000)
Advances to suppliers	-	(249,954)
Proceeds on disposal of equipment	120,000	-
Investment in exploration and evaluation assets	(378,031)	-
Investment in mineral properties, plant & equipment	(14,071,664)	(18,799,689)
Repurchase of treasury shares	(166,651)	(440,554)

Net cash used in investing activities	(14,511,445)	(19,624,321)

Impact of exchange rate changes on cash and cash equivalents	(39,954)	(113,335)

Change in cash and cash equivalents	6,654,817	(4,637,777)
Cash and cash equivalents, beginning of period	1,975,660	5,712,792

Cash and cash equivalents, end of period	8,630,477	1,075,015

Supplemental cash flow information is contained in Note 24.

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and other countries. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. In addition, as of September 1, 2011 the Company acquired 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operating cash flow and profitability of the Company are affected by various factors including: the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of expenditures related to exploration activity, and labour costs. Cash flows and profitability may also be impacted should the business be disrupted based on environmentalist activities or political unrest. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended May 31, 2012, which include the Company’s significant accounting policies, and have been prepared in accordance with the same methods of application.

The accounting policies adopted are consistent with those of the previous financial year, originally disclosed in Note 3 to the audited consolidated financial statements for the year ended May 31, 2012, and are based on IFRS issued and outstanding as of April 15, 2013, the date the Board of Directors approved these unaudited condensed interim consolidated financial statements.

3.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the condensed interim consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended May 31, 2012.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

4.	RECEIVABLES, PREPAIDS AND OTHER

	February 28, 2013 ($)	May 31, 2012 ($)

Trade and other receivables	2,133,352	1,796,743
Prepaid expenses	3,174,101	2,159,814
Deferred transaction fees paid to Deutsche Bank (Notes 7 and 15)	587,424	568,679

	5,894,877	4,525,236

5.	INVENTORIES

	February 28, 2013 ($)	May 31, 2012 ($)

Materials and supplies	3,809,121	3,278,739
Work-in-process	3,399,468	3,671,072
Finished goods	1,619,138	1,511,783
Stockpiled ore	41,540,283	21,062,189
	50,368,010	29,523,783
Less: Non-current stockpiled ore	(28,053,069)	(14,077,466)

	22,314,941	15,446,317

6.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS

During the year ended May 31, 2012, the Company put its plans in place to spin-out Panama Development and Infrastructure Ltd. (“PDI”) from its operations and distribute to its shareholders, one share of PDI for every four shares of Petaquilla held by the shareholders. PDI is an infrastructure entity which has been providing construction services to the Company’s Molejon gold mine.

The completion of the transaction is subject to the regulatory and shareholder approval and is expected to take place during calendar 2013.

On March 1, 2012, PDI met the requirements of IFRS 5, Non-current assets held for sale and discontinued operations (“IFRS 5”). The Company is committed to the plan of distributing PDI’s net assets to its shareholders and has determined that the requirements of IFRS 5 continue to be met as of February 28, 2013. The assets and liabilities of the entity have therefore been presented as held for distribution to owners in the Company’s statement of financial position. As PDI does not represent a separate major line of business for the Company, its operations have not been treated as discontinued operations for the nine months ended February 28, 2013.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The assets and liabilities of PDI as at February 28, 2013 are as follows:

	February 28, 2013 ($)	May 31, 2012 ($)
Assets
Current assets
Receivables, prepaids and other (Note 20)	7,195,672	2,493,869

Plant and equipment	16,732,197	14,038,307

Assets of disposal group	23,927,869	16,532,176

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,523,184	3,406,730
Current portion of long-term debt:
Bank loans	673,529	432,726
Finance lease obligations	2,928,414	2,312,843
	3,601,943	2,745,569
	12,125,127	6,152,299
Long-term debt
Bank loans	1,511,739	1,391,739
Finance lease obligations	7,648,749	8,297,575
	9,160,488	9,689,314

Liabilities of disposal group	21,285,615	15,841,613

7.	OTHER ASSETS

	February 28, 2013 ($)	May 31, 2012 ($)

Restricted cash	129,195	113,883
Deposits on equipment (Note 13)	7,438	4,997,526
Other accounts receivables	419,489	132,129
Deferred transaction fees paid to Deutsche Bank (Note 15)	1,217,471	2,036,025
	1,773,593	7,279,563
Less: current portion
Deferred transaction fees paid to Deutsche Bank included in Receivables, prepaids and other (Notes 4 and 15)	(587,424)	(568,679)

	1,186,169	6,710,884

Restricted cash

The Company has restricted cash held in bank accounts and term deposits to guarantee credit cards and a performance bond for compliance with environmental laws in Panama.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

8.	INVESTMENT IN AZUERO MINING DEVELOPMENT S.A.

Prior to April 10, 2012 the Company owned 49% of Azuero Mining Development S.A. (“Azuero”). Azuero was consolidated in Petaquilla’s consolidated financial statements as it was determined that the Company exercised control over the entity. The remaining 51% of Azuero was owned by Fundacion CC (Panama) and Fundacion Celina (Panama) (together “the Other Shareholders”) which are considered related parties to the Company.

On April 10, 2012 the Company and the Other Shareholders of Azuero reached an agreement whereby the Other Shareholders contributed 3,560,606 shares of Petaquilla into Azuero. Azuero increased its authorized share capital and as a result of this contribution issued additional shares to the Other Shareholders, thereby diluting the Company’s ownership interest in Azuero from 49% to 30%.

As the majority of the members of the Board of Azuero are either directors or officers of Petaquilla, the Company has retained control over Azuero. In accordance with IAS 27, an increase or decrease in a parent's ownership interest that does not result in a loss of control is accounted for as an equity transaction and the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. The 3,560,606 Petaquilla shares contributed by the Other Shareholders were valued at $1,420,255 based on the fair value of Petaquilla’s shares as at April 10, 2012. These are classified as treasury shares in the statement of shareholders’ equity. The carrying amount of the non-controlling interest was increased by $3,174,266 and a decrease of $1,754,011 was recorded in Other Reserves in order to reflect the changes in the relative interests arising from this transaction.

During the period ended February 28, 2013, the Other Shareholders contributed assets worth $280,000 into Azuero. As at February 28, 2013, Azuero holds 14,640,911 shares of Petaquilla, which includes 11,080,305 shares acquired in its capacity as a shareholder of Iberian Resources Corp. (“Iberian”) on September 1, 2011 (Note 9).

9.	ACQUISITION OF IBERIAN RESOURCES CORP. (“Iberian”)

Prior to the acquisition of Iberian described below, Azuero (Note 8) owned a 24.8% interest in Iberian which was presented in the consolidated financial statements under the equity accounting method. At May 31, 2011, the Company’s investment in Iberian was $4,911,488. The Company considered Iberian an investment for which it could exert significant influence and accordingly, equity accounted for this investment. The equity loss incurred during the period ended February 29, 2012 was $485,104.

On September 1, 2011, the Company acquired Iberian. Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. (“CRI”). The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”), respectively. Management determined that the functional currency of CRI, SCA and Almada is the Euro. As Iberian is in the early stage of exploration and does not yet have any processes or outputs, the acquisition was accounted for as an acquisition of an asset. The Company and Iberian have certain directors, officers and shareholders in common and accordingly the acquisition was considered to be a related party transaction.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The purchase price and the assets acquired are described below:

($)
Purchase price
44,635,225 common shares of Petaquilla at CAD $0.76	34,784,409
Gain attributable to Petaquilla on acquiring shares of Iberian from Azuero	(2,062,186)
1,511,248 share purchase warrants entitling holders to purchase 1,640,419 Petaquilla shares	785,974
3,357,313 Iberian options entitling holders to purchase 3,357,313 Petaquilla shares	1,905,970
Transaction costs	1,202,555

Total purchase price	36,616,722

Assets acquired
Net working capital	471,299
Exploration and evaluation assets	35,984,754
Land and equipment	160,669

Net identifiable assets of Iberian	36,616,722

The fair value of the Petaquilla common share purchase options and warrants was estimated as of September 1, 2011 using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Options	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	59%	72%
Risk-free interest rate	1.00%	1.00%
Expected life of options	1.09 years	1.83 years

The warrants are exercisable at prices ranging from US$0.14 to US$0.60 and expiring between May 5, 2013 and December 22, 2013, and the remaining options are exercisable at prices ranging from CAD$0.10 to US$0.14 and expiring between May 6, 2013 and February 28, 2016. During the period ended February 28, 2013, 309,102 of such stock options expired unexercised.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

The transaction also resulted in Azuero receiving 11,080,305 shares of Petaquilla in exchange for Iberian shares. These shares have been valued at $8,634,926 and are presented as “treasury shares” in these unaudited condensed interim consolidated financial statements. Exchange of such shares for Azuero’s investment in Iberian resulted in an accounting gain of $4,208,542, of which $2,146,356 was attributed to non-controlling interest, while the remaining gain of $2,062,186 representing Petaquilla’s then 49% interest was incorporated in the purchase price and deducted from the value of mineral properties acquired during the year ended May 31, 2012.

The revaluation of account balances of Iberian subsidiaries and translation of the excess of purchase considerations of Iberian resulted in translation adjustment during the nine months ended February 28, 2013 of $1,827,792 (February 29, 2012 - $2,484,188), which has been recorded in the statement of operations and comprehensive income.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

10.	EXPLORATION AND EVALUATION ASSETS

	Iberia ($)	Panama ($)	Total ($)
Balance at June 1, 2011	-	-	-
Acquisition from Iberian at fair value	35,984,754	-	35,984,754
Concessions & property acquisition costs	183,025	211,506	394,531
Foreign exchange differences	(5,208,878)	-	(5,208,878)

Balance at May 31, 2012	30,958,901	211,506	31,170,407

Balance at June 1, 2012	30,958,901	211,506	31,170,407
Concessions & property acquisition costs	65,045	312,986	378,031
Foreign exchange differences	1,840,816	-	1,840,816

Balance at February 28, 2013	32,864,762	524,492	33,389,254

11.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Iberia - Land & equipment ($)	Mining and plant equipment ($)	Other facilities and equipment ($)	Pre- stripping ($)	Provision for closure and reclamation ($)	Total ($)

Year ended May 31, 2012
At June 1, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369
Additions	506,652	17,800,163	6,726,007	2,545,621	1,219,353	28,797,796
Held for distribution to owners	-	(13,816,829)	(221,478)	-	-	(14,038,307)
Depletion and depreciation	(6,433)	(10,560,501)	(2,007,353)	(2,469,888)	(1,039,947)	(16,084,122)
Foreign exchange differences	(55,691)	-	-	-	-	(55,691)

At May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

At May 31, 2012
Cost	450,961	99,217,132	22,102,222	9,040,491	10,196,690	141,007,496
Accumulated depreciation	(6,433)	(38,724,144)	(4,165,735)	(3,141,040)	(1,797,099)	(47,834,451)

Net book value May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

Nine months ended February 28, 2013
At June 1, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045
Additions	116,771	6,593,277	12,630,470	2,281,190	-	21,621,708
Disposals	-	(228,107)	-	-	-	(228,107)
Held for distribution to owners	-	(2,705,681)	(16,285)	-	-	(2,721,966)
Depletion and depreciation	(12,150)	(8,492,200)	(1,389,615)	(4,160,011)	(949,679)	(15,003,655)
Transfers	-	12,300,829	(12,300,829)	-	-	-
Foreign exchange differences	29,060	-	-	-	-	29,060

At February 28, 2013	578,209	67,961,106	16,860,228	4,020,630	7,449,912	96,870,085

At February 28, 2013
Cost	596,780	115,177,450	22,415,578	11,321,681	10,196,690	159,708,179
Accumulated depreciation	(18,571)	(47,216,344)	(5,555,350)	(7,301,051)	(2,746,778)	(62,838,094)

Net book value February 28, 2013	578,209	67,961,106	16,860,228	4,020,630	7,449,912	96,870,085

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

During the nine months ended February 28, 2013, $643,256 (year ended May 31, 2012 – $583,253) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable annual capitalization rate for general borrowings for the nine months ended February 28, 2013 was 6.48% (year ended May 31, 2012 – 7.27%).

The carrying value of construction in progress at February 28, 2013 was $12,127,765 (May 31, 2012 –$23,062,063).

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	February 28, 2013 ($)	May 31, 2012 ($)
Accounts payable	42,736,682	33,030,874
Accrued liabilities	1,129,816	884,875
Royalties payable (Note 14)	808,088	10,026,159
Miscellaneous	268,692	269,499

	44,943,278	44,211,407

13.	LONG-TERM DEBT

	February 28, 2013 ($)	May 31, 2012 ($)
Bank loans	9,754,281	4,340,745
Finance lease obligations	956,523	1,023,090
Convertible loan	3,402,137	3,034,483
Conversion feature obligation	1,738,797	2,044,932
	15,851,738	10,443,250
Less: Current portion
Bank loans	(4,520,966)	(4,332,315)
Finance lease obligations	(280,327)	(221,340)
Convertible loan	(374,531)	(373,987)
	(5,175,824)	(4,927,642)

	10,675,914	5,515,608

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

	Finance lease obligations ($)	Bank loans ($)
Balance at June 1, 2012	1,023,090	4,340,745
New facilities during the period	62,780	5,560,228
Principal payments	(131,691)	(146,692)
Impact of foreign exchange difference	2,344	-

Balance at February 28, 2013	956,523	9,754,281

Bank loans

During the year ended May 31, 2010, the Company entered into a $115,700 bank loan for the purchase of vehicles which is due in May 2013. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, is repayable at $3,733 per month including annual interest of 10%. As of February 28, 2013, $10,835 of the loan remains outstanding (May 31, 2012 - $42,320).

During the year ended May 31, 2011, the Company entered into a $25,520 bank loan for the purchase of vehicles which is due in January 2014. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, is repayable at $815 per month including annual interest of 8%. As of February 28, 2013, $10,692 of the loan remains outstanding (May 31, 2012 - $16,964).

During the period ended February 28, 2013, the Company entered into a $18,360 bank loan for the purchase of vehicles which is due in 2016. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, will accrue an annual interest of 7.75%. As of February 28, 2013, the entire amount of the loan remains outstanding (May 31, 2012 – Nil).

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary Panama Desarrollo de Infraestructuras, S.A. (“PDI S.A.”). Total principal and interest payments on this loan for the nine months ended February 28, 2013 amount to $0.3 million and $0.07 million, respectively (year ended May 31, 2012 $0.4 million and $0.1 million, respectively). This facility accrues interest at 6% per annum and is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of February 28, 2013, the outstanding obligation relating to this facility is $1.5 million (May 31, 2012 - $1.8 million). The balance forms part of the liabilities of disposal group (Note 6).

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by the Company’s subsidiary, Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. As of February 28, 2013, the entire amount of the facility has been drawn upon (May 31, 2012 - $2.3 million) with an outstanding balance of $6.8 million (May 31, 2012 - $2.3 million).

During the year ended May 31, 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility accrues interest of 7.75% per annum and the term of each loan within the credit facility is 180 days. During the period ended February 28, 2013, the Company renewed all such loans and entered into an additional credit facility with Lafise Bank of Panama for $0.9 million under the same terms. As at February 28, 2013, the outstanding obligation relating to these facilities is $2.9 million (May 31, 2012 - $2 million).

During the period ended February 28, 2013, the Company, through its subsidiary PDI S.A, entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The loans earn interest at 6% per annum and are repayable within three years. Total principal and interest payments amount to $17 thousand and $3.5 thousand, respectively during the period. As at February 28, 2013, the outstanding obligation relating to these loans is $0.68 million. The obligation forms part of the liabilities of disposal group (Note 6).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Finance lease obligations

During the year ended May 31, 2011, the Company through its subsidiary PDI S.A., entered into two finance leases through a credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the nine months ended February 28, 2013 amount to $0.7 million and $0.17 million, respectively. At February 28, 2013, the outstanding obligation relating to these finance leases is $3.15 million (May 31, 2012 - $3.8 million).

During the year ended May 31, 2012, the Company through its subsidiary PDI S.A., entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the nine months ended February 28, 2013 amount to $0.7 million and $0.2 million. At February 28, 2013, the outstanding obligation relating to these finance leases is $3.7 million (May 31, 2012 - $4.4 million). As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

Also during the year ended May 31, 2012, the Company through its subsidiaries Petaquilla Gold S.A. and PDI S.A., entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the nine months ended February 28, 2013 amount to $0.48 million ($0.12 million from Petaquilla Gold S.A. and $0.36 million, from PDI S.A.) and $0.14 million ($0.04 million from Petaquilla Gold S.A. and $0.1 million from PDI S.A.). At February 28, 2013, the outstanding obligation relating to these finance leases is $2.9 million ($0.9 million from Petaquilla Gold S.A. and $2.0 million from PDI S.A.) (May 31, 2012 - $3.4 million ($1 million from Petaquilla Gold S.A. and $2.4 million from PDI S.A.)).

During the period ended February 28, 2013, the Company through its subsidiary PDI S.A, entered into further two finance lease arrangements with Lafise Bank of Panama and Global Bank of Panama for $1.1 million and $0.8 million, respectively. The lease with Lafise Bank of Panama accrues interest of 7.00% per annum for a period of three years while the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years. Total principal and interest payments on these leases for the nine months ended February 28, 2013 amount of $0.16 million and $0.05 million, respectively. At February 28, 2013, the outstanding obligation relating to these finance leases with Lafise Bank of Panama and Global Bank of Panama is $0.95 million and $0.74 million, respectively.

All of the Company’s finance leases agreements entered into through its subsidiary PDI S.A. have been reclassified as liabilities of disposal group (Note 6).

During the period ended February 28, 2013, the deposits set up for equipment purchases (May 31, 2012 - $4,997,526) have been transferred to mineral properties, plant and equipment and inventory on completion of the plant expansion project at the Company’s Molejon mine.

Convertible loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the Convertible Loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The Convertible Loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share of CAD $0.6121, which was calculated based on the five-day volume weighted average share price of the Company’s common shares on March 14, 2012.

As the Convertible Loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, Financial Instruments – Presentation, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model. The fair value of the derivative is revalued at the end of each reporting period and is determined to be $1,738,797 on February 28, 2013 (May 31, 2012 - $2,044,932) using the Black Scholes option pricing model with the

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

following assumptions:

	February 28, 2013	May 31, 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	69.40%	86.85%
Risk-free interest rate	1.21%	1.19%
Expected life of options	2.99 years	3.74 years

The gain resulting from the change in fair value of the derivative of $306,135 (period ended February 29, 2012 - $Nil) has been included in the Company’s statement of operations and comprehensive income.

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. $43,679 of the costs attributable to the conversion option was included within Finance expenses in the Company’s statement of operations and comprehensive income for the year ended May 31, 2012.

$3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition. The loan is carried at amortized cost and is being accreted to its maturity value based on an effective interest rate of 26.6%. $3,402,137 remains outstanding as of February 28, 2013 (May 31, 2012 - $3,034,483).

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

14.	OTHER LIABILITIES

	February 28,	May 31,
	2013	2012
	($)	($)
Community support obligation	6,032,027	7,078,792
Land lease advance	13,000,000	-
	19,032,027	7,078,792
Less: Current portion
Community support obligation	(1,403,891)	(1,396,856)
Land lease advance	(1,300,000)	-
	(2,703,891)	(1,396,856)

	16,328,136	5,681,936

A reconciliation of other liabilities is as follows:

	Community support	Land lease advance
	obligation
	($)	($)
Balance – Beginning of the period	7,078,792	-
Additional obligation	-	13,000,000
Accretion expense	33,235	-
Payment of obligation	(1,080,000)	-
Revision in estimates	-	-

Balance – End of the period	6,032,027	13,000,000

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Community support obligation

The Company has a constructive obligation with respect to future community support payments and has recognized a liability for the present value of the estimated future payments and corresponding accretion expense due to the passage of time using the following assumptions:

	February 28,	May 31,
	2013	2012
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$ 120,000	$ 120,000
Length of term	March 1, 2013 to	June 1, 2012 to
	May 31, 2017	May 31, 2017

Land lease agreement

On February 25, 2013, the Company and Inmet Mining Corporation (“Inmet”) signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, Inmet will lease certain lands owned by the Company for establishment of temporary and permanent camp space for Inmet’s Cobre Panama project for an annual rent of $1.3 million. On February 28, 2013, the Company received a payment from Inmet in relation to this land lease of $13 million, comprising rent for a 10 year period.

Also in conjunction with the term sheet, Inmet has waived its right over 5% royalties from the Company’s sales at its Molejon mine, in accordance with a previous agreement. The waiver resulted in a gain of $13,348,341, of which, $9,819,328 is recorded within non-operating income (expenses) and $3,529,013, pertaining to accrued royalties for fiscal 2013, is recorded within production costs in the Company’s statement of operations and comprehensive income.

15.	DEFERRED REVENUE

	Gold	Silver	Total
	($)	($)	($)
Balance at May 31, 2011	42,636,909	-	42,636,909
Addition of silver forward contract	-	7,818,000	7,818,000
Gold delivered	(9,246,436)	-	(9,246,436)
Silver delivered	-	(241,012)	(241,012)

Balance at May 31, 2012	33,390,473	7,576,988	40,967,461
Gold delivered	(7,096,024)	-	(7,096,024)
Silver delivered	-	(1,134,560)	(1,134,560)
Settled in cash	(1,927,607)	(372,506)	(2,300,113)

Balance at February 28, 2013	24,366,842	6,069,922	30,436,764

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 14 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2016	Total ounces of gold	Deferred revenue
		($)

Total delivery requirements for fiscal year 2013	4,455	3,007,878
Total delivery requirements for fiscal year 2014	17,235	11,636,533
Total delivery requirements for fiscal year 2015	10,800	7,291,823
Total delivery requirements for fiscal year 2016	3,600	2,430,608
	36,090	24,366,842
Less: current portion	(17,820)	(12,031,508)

	18,270	12,335,334

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

As of February 28, 2013, the Company had delivered 27,705 ounces under the terms of the Gold Agreement. During the period ended February 28, 2013, the Company settled the delivery requirement of 2,855 ounces of gold by cash payment of $2,815,060, of which $7,185 was for interest. The Company has an obligation and intention to deliver further 36,090 ounces in future periods in accordance with its normal sales requirements.

A total of $1.8 million of fees paid to the Deutsche Bank was deferred on the inception of the Gold Agreement based on its direct relationship with the revenue expected to be recognized in future periods. This transaction fee is being amortized based on the ounces to be delivered under the Agreement. During the period ended February 28, 2013 the Company recognized $360,945 (February 29, 2012 - $269,797) of the deferred financing fee in the Company’s condensed interim consolidated statement of operations and comprehensive income.

During the nine months ended February 28, 2013, the Company recognized $7,096,024 (February 29, 2012 -$6,744,936) of revenue in the condensed interim consolidated statement of operations, from the Gold Agreement.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2013 to 2017	Total ounces of silver	Deferred revenue
		($)

Total delivery requirements for fiscal year 2013	45,600	678,403
Total delivery requirements for fiscal year 2014	175,400	2,609,472
Total delivery requirements for fiscal year 2015	125,600	1,868,584
Total delivery requirements for fiscal year 2016	48,800	726,010
Total delivery requirements for fiscal year 2017	12,600	187,453
	408,000	6,069,922
Less: current portion	(178,400)	(2,654,103)

	229,600	3,415,819

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce. As the spot price of silver on the inception of the Silver Agreement was in excess of $30, being the maximum limit, the Company determined that the collar is not closely related to the Silver Agreement and therefore accounted for it separate from the host contract requiring delivery of silver.

The Company employed the Monte Carlo Simulation to determine the fair value of the embedded derivative on inception of $3,482,000. The residual amount of $7,818,000 was allocated to deferred revenue.

As at February 28, 2013, the fair value of the embedded derivative liability was determined to be $484,000 (May 31, 2012 - $217,000) and as a result the change in fair value of $267,000 has been recorded as non-operating expense in the Company’s condensed interim consolidated statement of operations and comprehensive income.

The fair value of the embedded derivative was determined using the following assumptions:

	February 28, 2013	May 31, 2012
Silver spot price	$ 28.95	$ 28.10
Silver volatility	35.00%	40.42%
Risk-free interest rate	0.00%	0.00%
Average credit spread for the Company	5.33%	6.76%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

As of February 28, 2013, the Company has delivered 94,331 ounces under the terms of the Silver Agreement. During the period ended February 28, 2013, the Company settled the delivery requirement of 23,169 ounces of silver by cash payment of $487,826, of which $4,579 was for interest. The Company has an obligation and intention to deliver 408,000 ounces in future periods in accordance with its normal sales requirements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

During the nine months ended February 28, 2013, the Company recognized $1,134,560 (February 29, 2012 – $nil) of revenue in the condensed interim consolidated statement of operations and comprehensive income from the Silver Agreeement.

Transaction costs amounting to $452,000 were incurred on the Silver Agreement. $312,720, being the portion allocated to deferred revenue on inception was capitalized to other assets and is netted against the revenue recognized during the period based on the ounces of silver delivered. During the period ended February 28, 2013 the Company recognized $60,283 (February 29, 2012 - $nil) of the deferred financing fee in the Company’s condensed interim consolidated statement of operations and comprehensive income.

The cash settlement of the required delivery of metals resulted in the recognition of loss of $1,752,205 in the Company’s statement of operations and comprehensive income.

16.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $11,171,745 at February 28, 2013 (May 31, 2012 - $11,062,579), which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $11.8 million at February 28, 2013 (May 31, 2012 – approximately $12 million). An inflation rate assumption of 1.96% has been used to estimate future costs (May 31, 2012 – 1.96%). A discount rate of 1.31% (May 31, 2012– 1.31%) was used in determining present value at February 28, 2013. Accretion expense of $109,166 has been charged to the consolidated statement of operations and comprehensive income for the nine months ended February 28, 2013 (nine months ended February 29, 2012 - $198,371) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at May 31, 2011	9,630,851
Accretion expense	212,375
Change in provision	409,407
Revision in estimates	809,946

Balance at May 31, 2012	11,062,579
Accretion expense	109,166
Change in provision	-
Revision in estimates	-

Balance at February 28, 2013	11,171,745

17.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At February 28, 2013, the Company has unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At February 28, 2013, there were 222,230,161 common shares issued and outstanding (May 31, 2012 – 221,863,781). There are no preferred shares issued and outstanding. Refer to the condensed interim consolidated statements of changes in equity for movements in share capital.

On September 1, 2011 in connection with the acquisition of Iberian (Note 9), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at May 31, 2011	7,396,270	0.74
Granted	4,882,313	0.22
Exercised	(300,000)	0.15
Expired	(1,636,270)	1.44
Forfeited	(60,000)	1.11
Outstanding at May 31, 2012	10,282,313	0.40
Granted	2,350,000	0.56
Exercised	(366,380)	0.12
Expired	(459,102)	1.17

Outstanding at February 28, 2013	11,806,831	0.41
Exercisable at May 31, 2012	8,546,688	0.40
Exercisable at February 28, 2013	8,444,331	0.38

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The following table summarizes information about share options outstanding at February 28, 2013:

Number of Share
Options Outstanding
	Exercise Price	Expiry Date

1,150,000	$0.14	May 6, 2013
271,716	$0.14	June 1, 2013
300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
2,350,000	CAD $0.56	January 29, 2018

11,806,831

The exercise price of share options is equal to the five day volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $294,466 were recognized during the nine months ended February 28, 2013 with a corresponding increase to share-based payments reserve (nine months ended February 29, 2012 - $466,727).

The fair values of the options granted during the nine months ended February 28, 2013 and the year ended May 31, 2012 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	February 28, 2013	May 31, 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	75.12%	82.77%
Risk-free interest rate	1.28%	1.34%
Expected life of options	3.16 years	3.25 years

The expected volatility was determined based on historical share price volatility.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

On September 1, 2011, to effect the acquisition of Iberian (Note 9), the Company granted 3,357,313 common share purchase options, with fair value of $2,071,124. $165,154 of the value was recognized as share based payments expense for the year ended May 31, 2012.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. At February 28, 2013 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $397,141 (May 31, 2012 - $499,826). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the nine months ended February 28, 2013 was a gain of $102,685 (nine months ended February 29, 2012 – gain of $7,993,958). The fair value of the share purchase warrants is reclassified to shareholders’ equity upon exercise.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

As at February 28, 2013, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2011	48,334,647	1.36
Issued	1,511,248	0.38
Exercised	(272,976)	0.23
Expired	(11,524,647)	1.41

Balance at May 31, 2012 and February 28, 2013	38,048,272	1.32

At February 28, 2013, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
3,964,000	CAD $0.65	May 21, 2013
1,080,672	$0.40	June 1, 2013
846,000	CAD $0.65	June 4, 2013
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

38,048,272

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at May 31, 2011	48,020,740	11,064,020
Expiry of warrants	(11,210,740)	(339,993)
Change in fair value of warrants	-	(10,224,201)
Balance at May 31, 2012	36,810,000	499,826
Change in fair value of warrants	-	(102,685)

Balance at February 28, 2013	36,810,000	397,141

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Finder’s stock options

As at February 28, 2013, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)
Balance at May 31, 2012 and February 28, 2013	1,568,748	1.00

At February 28, 2013, finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

18.	FINANCE INCOME (EXPENSES), NET

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 28,	February 29,	February 28,	February 29,
	2013	2012	2013	2012
	($)	($)	($)	($)

Interest income	8,280	38,633	101,803	118,481
Foreign exchange gain (loss)	303,735	(60,808)	45,150	(59,367)
Accretion of closure and reclamation provision (Note 16)	(36,508)	(70,206)	(109,166)	(198,371)
Accretion of community support obligation and change in estimates (Note 14)	(10,494)	(23,738)	(33,235)	(263,576)
Interest on long-term and other debt	(452,214)	(383,219)	(1,367,316)	(582,858)

	(187,201)	(499,338)	(1,362,764)	(985,691)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

19.	NON-OPERATING INCOME (EXPENSES)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 28,	February 29,	February 28,	February 29,
	2013	2012	2013	2012
	($)	($)	($)	($)

Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest (Note 9)	-	-	-	2,146,356
Loss from equity investment (Note 9)	-	-	-	(485,104)
Mark-to-market gain on share purchase warrants (Note 17)	635,822	4,537,060	102,685	7,993,958
Mark-to-market gain (loss) on embedded derivatives (Note 15)	1,875,000	-	(267,000)	-
Mark-to-market gain on conversion feature (Note 13)	567,405	-	306,135	-
Mark-to-market loss on secured notes and convertible secured notes	-	(54,710)	-	(406,443)
Loss on settlement of forward agreements (Note 15)	(1,752,205)	-	(1,752,205)	-
Gain on waiver of accrued royalties (Note 14)	9,819,328	-	9,819,328	-
Other	(1,772,159)	-	(5,100,365)	-

	9,373,191	4,482,350	3,108,578	9,248,767

Other

During the period ended February 28, 2013, the Company incurred $3.5 million in respect of obtaining advice in defending a hostile takeover bid by and reaching an alternative agreement with Inmet (Note 14). In addition, during the same period, the Company recognized approximately $1.5 million of costs in relation to the Company’s ensuing financing arrangements.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

20.	JOINT ARRANGEMENT

On June 2, 2011, the Company’s wholly owned infrastructure subsidiary, PDI, entered into a joint venture agreement (“Joint Venture”) with Constructora Meco S.A. (“MECO”) for the construction of the by-pass road for a third party, in the Petaquilla district. During the period ended February 28, 2013, the original agreement was amended to incorporate construction of a further 2.5 kilometer path and a camp facility. PDI has a 40% interest in the Joint Venture, which is a jointly controlled operation.

MECO is the operator of the Joint Venture and is required to carry out all the earthworks, while PDI is responsible for the provision of construction aggregates, a by-product from the Company’s Molejon gold mine. Personnel from both PDI and MECO provide administrative and other services to the Joint Venture.

The following amounts represent the Company’s assets it controls, and liabilities and expenses it incurs related to the jointly controlled operation, as well as its share of the revenue:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 28,	February 29,	February 28,	February 29,
	2013	2012	2013	2012
	($)	($)	($)	($)

Revenue	4,531,106	-	6,750,935	-
Cost of operations	(3,949,241)	-	(5,051,102)	-

	581,865	-	1,699,833	-

	February 28,	May 31,
	2013	2012
	($)	($)

Net amount due from Joint Venture	2,416,877	730,968

The total price for the by-pass road and other related projects is expected to be approximately $22 million, and the revenue is recognized according to the percentage of completion method. The Company’s portion of the revenue is recognized based on its 40% share of the Joint Venture’s revenue.

The amounts due from the Joint Venture form part of the disposal group held for distribution to owners (Note 6).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

21.	EARNINGS PER SHARE

Earnings per share, calculated on a basic and diluted basis, is as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 28,	February 29,	February 28,	February 29,
	2013	2012	2013	2012
	($)	($)	($)	($)
Earnings per share
Basic	0.07	0.02	0.09	0.08
Diluted	0.07	0.02	0.09	0.08

Net income	15,766,888	4,506,556	21,096,427	18,373,006
Net income available (attributable) to common shareholders – basic	15,808,015	4,577,330	21,174,607	16,544,827
Net income available (attributable) to common shareholders - diluted	15,344,230	4,577,330	21,530,844	15,479,374

Weighted average number of shares outstanding
Weighted average number of shares outstanding – basic	222,230,161	210,428,986	222,039,658	198,944,577
Dilutive securities:
Convertible loan	5,716,486	-	5,716,486	-
Share options	3,478,429	4,219,291	3,526,842	3,656,871
Warrants	226,882	417,597	188,517	558,445
Weighted average number of shares outstanding - diluted	231,651,958	215,065,874	231,471,503	203,159,893

For the three and nine months ended February 28, 2013, exercisable common equivalent shares totaling 43,015,254 and 43,120,059 (three and nine months ended February 29, 2012 – 45,588,265 and 40,778,265 respectively) (consisting of shares issuable on the exercise of stock options, share purchase warrants, and finder’s stock options) have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.

22.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the nine months ended February 28, 2013 and February 29, 2012. Related party transactions have been measured at the amount of the consideration established and agreed to by the transacting parties.

  The Company paid for goods and services provided to the Molejon mine of $319,817 (nine months ended February 29, 2012, $348,329) to companies controlled by the Chairman.

  The Company paid legal fees of $126,090 (nine months ended February 29, 2012, $Nil) to a law firm where an officer is a partner and is included within general and administrative expenses.

At February 28, 2013, $456,671 was owed to related parties (May 31, 2012, $190,551).

Note 9 provides a description of the Iberian asset acquisition. By virtue of common management and directors, this is a related party transaction.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 28,	February 29,	February 28,	February 29,
	2013	2012	2013	2012
	($)	($)	($)	($)

Salaries and short-term employee benefits	849,041	537,253	2,498,931	1,699,377
Share-based payments	52,296	88,127	156,849	339,070
	901,337	625,380	2,655,780	2,038,447

23.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

					More than 5
	Less than 1 year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Office lease	109,105	77,253	59,600	63,000	-
Obligation under financing lease	3,208,742	3,351,418	3,404,542	1,564,528	4,456
Long-term debt	5,194,495	2,377,111	2,526,425	1,841,519	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	-	-
Community support obligation (Note 14) (1)	-	-	-	1,800,000	-
Closure and reclamation obligation	5,000	5,000	105,000	1,069,663	9,431,381

	9,957,342	7,250,782	7,535,567	6,338,710	9,435,837

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 15). The Gold Agreement, Silver Agreement and Convertible Loan (Note 13) are guaranteed, on joint and several basis, by all assets of Petaquilla and its subsidiaries.

In accordance with the land lease agreement (Note 14), the Company has received an advance rental payment of $13 million and is committed to making the land available for use by Inmet for a period of 10 years.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

24.	SUPPLEMENTAL CASH FLOW INFORMATION

	Nine months	Nine months
	ended	ended
	February 28,	February 29,
	2013	2012
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	239,434	34,766
Change in estimate of provision for closure and reclamation	-	(580,085)
Mineral property, plant and equipment financed through payables	3,244,286	3,826,917
Mineral property, plant and equipment acquired through credit line facility and capital leases	1,912,180	8,921,675
Depreciation and depletion allocated to ending inventories	2,842,179	764,898
Contribution by non-controlling interest	280,000	-

	Nine months	Nine months
	ended	ended
	February 28,	February 29,
	2013	2012
	($)	($)
Change in non-cash working capital items:
Increase in receivables, prepaids and other	(7,084,959)	(2,448,491)
Increase in inventories	(18,625,256)	(11,064,462)
Increase in accounts payable and accrued liabilities	20,171,198	13,664,692

Net change in non-cash working capital	(5,539,017)	151,739

25.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these unaudited condensed interim consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of February 28, 2013 would have been an increase in cost of sales of approximately $5.5 million should the legislation be enacted and applied retroactively.

b)

Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold, S.A., a Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified Petaquilla Gold, S.A. of a revised statement of account in the amount of $500,000 related to the same environmental compensation. The matter has been resolved in favour of Petaquilla Gold, S.A. As of February 28, 2013 the Company accrued an amount of approximately $300,000 based on the original EIS submitted in July 2007 which was paid subsequently.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2013 AND FEBRUARY 29, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

c)

On September 18, 2012, Petaquilla Copper, S.A. and Inmet Mining Corporation (together, the “Plaintiffs”) filed before the Arbitration Center of the Panamanian Chamber of Commerce (the “Arbitration Center”) a request of arbitration against Petaquilla Gold, S.A. and the Company. In the arbitration request, the Plaintiffs argue that Petaquilla Gold, S.A. and the Company breached their obligations under the Services and Prepayment Agreement entered into by the parties on September 30, 2007. The arbitration is being requested pursuant to an arbitration clause contained in such agreement. The Plaintiffs claim damages in the amount of $5,333,711. As of the date of issuance of these unaudited condensed interim consolidated financial statements, and based on the binding term sheet signed between the Company and Inmet (Note 14), the arbitration request has been settled.

d)

During the year ending May 31, 2008, the Company and Inmet Mining Corporation (“Inmet”), pursuant to its acquisition of Petaquilla Copper Ltd. in 2011, a previously owned subsidiary of the Company, were served with a claim by a former officer in the amount of $250,000. Pursuant to an agreement dated October 16, 2012, the former director consented to a dismissal of the claim in return for a sum of $85,000 of which $25,000 was paid for by the Company. The remainder of the obligation was settled by Inmet.

e)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

26.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	February 28,	May 31,
	2013	2012
	($)	($)

Panama	127,276,146	114,413,110
Iberia	33,578,219	31,485,559
Canada (Corporate)	944,212	1,533,133

Non-current assets	161,798,577	147,431,802

27.	SUBSEQUENT EVENTS

Subsequent to the nine months ended February 28, 2013:

a)	190,500 common shares were repurchased by the Company, at share prices ranging from CAD$0.48 to CAD$0.485.

b)	A total of 100,000 stock options were exercised.

c)

On April 11, 2013, a new credit line facility was approved by Metrobank, S.A. for Petaquilla Gold, S.A. in the amount of $3 million, repayable over 180 days at an annual interest rate of 7.50%. The proceeds of this facility will be used for working capital applications.